Exhibit 99.2

Comment from the President and CEO	3
Financial highlights	4
Highlights	5
Export lending	5
Local government lending	6
Funding	6
Results	6
Balance sheet	8
Prospects	8
Statement of comprehensive income	9
Balance sheet	10
Statement of changes in equity	11
Cash flow statement	12
Notes to the accounts	13

President and CEO Gisèle Marchand
(photo: Sverre Chr. Jarlid)
The first half-year of 2009 has been successful for Eksportfinans. Profits from the underlying business were record high as were disbursements of export credits. In addition, Eksportfinans re-entered the market for benchmark bond-issues in June with a 7.5 year transaction of CHF 300 million.
Sale of Kommunekreditt Norge AS
The sale of Eksportfinans’ wholly owned subsidiary was finalized on June 24, 2009. All necessary government authorizations and other closing conditions were fulfilled. The new owner is Kommunal Landspensjonskasse (KLP), which in Eksportfinans’ opinion is in a good position to be a strategic, long term owner of Kommunekreditt. KLP paid NOK 870 million for 100 percent of the shares in Kommunekreditt. This was book value at March 31, 2009.
Continued large disbursements
Disbursements of new export credits from Eksportfinans continued to be high in the first half-year of 2009. This was mainly related to projects initiated before the financial crisis.
Eksportfinans has been able to fully maintain its offer to the Norwegian export industry through challenging times in the international capital markets. This has been important for the export industry as other sources of financing have been limited. Eksportfinans entered into a funding agreement with the Norwegian Government in November 2008. This, together with higher guarantee limits for the Government Guarantee Institute (GIEK) has proved to be an efficient way of securing the financial needs of the export industry.
The first half-year of 2009 has been a more challenging period for the Norwegian export industry. World trade has diminished, decreasing the demand for projects eligible for financing from Eksportfinans such as ships, oil rigs and maritime equipment. This has led to a decrease in new applications for export financing.
In June, Eksportfinans participated with a separate stand at the bi-annual international shipping fair Nor-Shipping in Oslo. At this event, the Farstad construction vessel “Far Samson”, financed by Eksportfinans, was declared “Ship of the Year 2009”. We congratulate Farstad Shipping and the ship-yard STX Norway Offshore, Langsten with this achievement.
Improved capital markets
The international capital markets showed signs of improvement in the second quarter of 2009, but there are still uncertainties.
The volatile situation in the markets has led to higher profits for Eksportfinans in the first half-year of 2009, especially related to FX transactions and relatively high spreads on placements in senior financial bonds.
Gisèle Marchand
President and CEO
First half-year report 2009     3

Unaudited
Financial highlights
All figures are for Eksportfinans ASA only, and do not include its former subsidiary, Kommunekreditt Norge AS, which had, prior to its sale, been consolidated in the financial statements of the Eksportfinans Group. The financial ratios for the comparison period of second quarter 2008 and first half-year 2008 have not previously been publicly presented, as such figures were presented for the consolidated Eksportfinans Group.

	Second Quarter		First half-year
(NOK million)	2009	2008	2009	2008

Net interest income	327	155	680	263
Profit/(loss) for the period from continuing operations	(1,939)	128	83	(75)
Total comprehensive income for the period	(1,597)	128	425	(11)
Return on equity 1*)	(78.9%)	15.0%	12.0%	(0.8%)
Return on assets 2*)	0.51%	0.28%	0.51%	0.24%
Net operating expenses/average assets 3*)	0.07%	0.09%	0.07%	0.08%

Total assets	241,537	227,145	241,537	227,145
Loans outstanding 4)	124,823	124,423	124,823	124,423
New loans disbursed **)	48,548	3,108	57,076	11,159
New bond debt issued	16,393	15,071	32,924	48,490
Public sector borrowers/guarantors 5)	31.3%	19.5%	31.3%	19.5%
Capital adequacy	12.7%	10.7%	12.7%	10.7%

Exchange rate NOK/USD	6.3804	5.0806	6.3804	5.0806

*)	Quarterly figures are annualized.

**)	Of NOK 48.5 billion in the second quarter of 2009, and NOK 57.1 billion in the first half-year of 2009, NOK 45.4 billion is related to funding of Kommunekreditt Norge AS and other municipal-related disbursements after the sale of the subsidiary.
Definitions
1.	Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance) adjusted for proposed not distributed dividends.

2.	Return on assets: Net interest income including provisions/average assets (average of opening and closing balance).

3.	Net operating expenses/average assets: Net operating expenses (administrative and operating expenses + depreciation - other income)/average assets (average of opening and closing balance).

4.	Total loans outstanding: Consists of loans and receivables due from customers and part of loans and receivables due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see note 4, 5 and 6 to the accompanying financial statements.

5.	The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.
First half-year report 2009      4

Interim report
Highlights
On May 7, 2009, Eksportfinans signed an agreement with Kommunal Landspensjonskasse (KLP) whereby KLP purchases all shares in Eksportfinans’ subsidiary Kommunekreditt Norge AS at the carried value of the net assets in Kommunekreditt’s financial statements as of March 31, 2009. The legal transferral of ownership was finalized on June 24, 2009. As a consequence of the sale, the accounts for the first half-year 2009 have been prepared on Eksportfinans ASA only, compared to earlier, when accounts have been prepared also on a group basis with Kommunekreditt Norge AS being consolidated. The economic effect of the ownership of Kommunekreditt in the first quarter is included in the sales price, and in the gain of the sale recorded in the parent company in the second quarter.
Second quarter 2009
Eksportfinans experienced a negative total comprehensive income of NOK 1.6 billion in the second quarter of 2009, down from positive NOK 128 million for the corresponding period in 2008. This was mainly due to the increase in the mark-to-market value of Eksportfinans own debt, net of derivatives, which led to unrealized losses (reversal of previously recognized unrealized gains).
The underlying business operations of Eksportfinans ASA (as shown in table on page 8) showed a continued healthy performance in the second quarter of 2009. Net profit from continuing operations excluding unrealized gains and losses (as explained under the section “Results”) was NOK 305 million in the second quarter of 2009 compared to NOK 83 million in the corresponding period in 2008. The increase was mainly due to a higher volume and higher margins on lending and liquidity placements.
First half-year 2009
The underlying business operations (as shown in table on page 8) showed record high profits in the first half-year of 2009. Net interest income was NOK 680 million in the period. This was an increase of NOK 417 million compared to the first half-year of 2008.
Net other operating income in the first half-year of 2009 was negative NOK 467 million compared to negative NOK 280 million in the first half-year of 2008. The negative figures in the first half-year of 2009 were mainly due to the increase in the mark-to-market value of Eksportfinans’ own debt, net of derivatives, which led to unrealized losses of NOK 510 million (reversal of previously recognized unrealized gains).
Eksportfinans experienced a total comprehensive income of NOK 425 million in the first half-year of 2009, up from negative NOK 11 million for the corresponding period in 2008. The increase was due to an increase in net interest income and a net gain from sale of Kommunekreditt. Profit from continuing operations was NOK 83 million in the first half-year of 2009, up from negative NOK 75 million for the first half-year of 2008. Net profit from continuing operations excluding unrealized gains and losses (as explained under the section “Results”) was NOK 523 million in the first half-year of 2009, compared to NOK 111 million in the equivalent period in 2008.
Total outstanding loans from Eksportfinans were NOK 124.8 billion at June 30, 2009 compared to NOK 124.4 billion at the same time in 2008. New disbursements in the first half-year of 2009 was NOK 22.8 billion, compared to NOK 14.8 billion in the equivalent period in 2008. The figures for new disbursments in 2009 include the transfer of NOK 11.0 billion of loans from Kommunekreditt Norge AS to Eksportfinans ASA as per June 24, 2009.
In spite of difficult overall market conditions, Eksportfinans has continued to capitalize on its global funding sources by issuing debt in a number of markets in the first half-year of 2009. This was affirmed by Eksportfinans re-entry into the public benchmark market in June.
Total assets amounted to NOK 241.5 billion at June 30, 2009, compared to NOK 296.5 billion at year-end 2008, and NOK 227.1 billion at June 30, 2008. Despite increased new disbursements of export lending, total assets decreased from year-end 2008. This was due to a reduced loan balance following the sale of Kommunekreditt, and foreign exchange rate effects.
Export lending
The export markets are currently challenging for
First half-year report 2009     5

Norwegian exporters as a consequence of the international economic crisis. However, new disbursements of export related loans were still at a very high level in the first half-year of 2009. New disbursements were NOK 11.8 billion, of which NOK 7.5 billion was financing under the Government supported export financing scheme. In the same period of 2008 the figures were NOK 11.2 billion and NOK 6.2 billion respectively. The high disbursements in the first half-year of 2009 reflect the fact that Norwegian exporters have a strong order book for 2009 despite the current economic environment. The major sectors for financing of capital goods were supplies to the shipping industry and the oil and gas sector.
New export credits in the first half-year of 2009 were extended both with floating rate market terms and according to the OECD Consensus Agreement for Export Credits (i.e. the officially supported fixed rate financing scheme, CIRR).
The volume of outstanding export-related loans was NOK 79.5 billion at June 30, 2009, compared to NOK 63.1 billion at June 30, 2008.
In 2008, an Icelandic bank unlawfully failed to reimburse Eksportfinans for three export-related loans. As of December 31, 2008, related to this event, Eksportfinans had recognized an unrealized loss reflecting an estimated recovery rate of 5 percent of the principal amount. In the first half-year of 2009, the estimate has been reviewed, and the recovery rate is currently estimated to be 24 percent of the principal amount. The effect of this on the statement of comprehensive income was NOK 96 million (at exchange rates applicable at June 30, 2009).
Local government lending
On June 24, 2009, Kommunekreditt Norge AS was sold to Kommunal Landspensjonskasse (KLP). At the same time, NOK 11 billion of loans from Kommunekreditt to Norwegian municipalities were transferred to Eksportfinans ASA at market value. Eksportfinans ASA expects to hold this portfolio of municipal loans to maturity. Permission to transfer such loans to Eksportfinans ASA was given by consent from the Ministry of Finance to change the Articles of Association of Eksportfinans ASA to include municipal lending. As part of the sale, Eksportfinans has also provided finance to Kommunekreditt Norge AS through a loan of NOK 34.4 billion. This loan is contractually set to be repaid in eight equal, quarterly amounts, with the last installment in September of 2011. Eksportfinans’ total involvement in local government lending totals NOK 45.4 billion at June 30, 2009, compared to NOK 58.8 billion at December 31, 2008.
Funding
New funding in the first half-year of 2009 amounted to NOK 32.9 billion through 550 individual trades, compared with NOK 48.5 billion and 477 trades for the same period in 2008. New issues are being bought primarily by investors in Japan and also in the USA.
In the public markets, Eksportfinans returned to the Swiss Franc market in June with a CHF 300 million, 7.5 year public benchmark sold to Swiss investors.
Results
Net interest income
Net interest income was NOK 680 million in the first half-year of 2009. This was NOK 417 million higher than in the equivalent period of 2008. The increase was mainly due to a higher volume and higher margins on lending and liquidity placements.
The return on assets (net interest income, including provisions, divided by average assets) was 0.51 percent in the first half-year of 2009, compared to 0.24 percent in the first half-year of 2008.
Net other operating income
The situation in the international capital markets continues to cause fluctuations in the fair value measurements of financial instruments. After the implementation of a Portfolio Hedge Agreement with the Company’s shareholders from February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been neutralized. Fluctuations in fair values in the accounts after that date have to a large extent been caused by changes in fair value on Eksportfinans’ own debt and on loans. In the first half-year of 2009 alone, unrealized gains on Eksportfinans’ own debt increased by NOK 7.1 billion (net of derivatives this amount is an unrealized loss of NOK 510 million).
First half-year report 2009     6

Accumulated in the balance sheet, the unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 5.1 billion as of June 30, 2009. These unrealized gains on own debt will continue to be reversed as unrealized losses in the years to come. The capital adequacy will not be affected by this effect in any material way.
In the first half-year of 2009, net other operating income was negative 467 million compared to negative NOK 280 million in the corresponding period in 2008. Net other operating income includes the following major items:
Commissions and expenses related to banking services was NOK 4 million in the first half-year of 2009 compared to NOK 37 million in the corresponding period in 2008. The decrease of NOK 33 million was due to one-off expenses related to the Portfolio Hedge Agreement in 2008.
Net gains/(losses) on financial instruments at fair value in the first half-year of 2009 included an unrealized gain on own debt of NOK 7.1 billion (net of derivatives this amount is an unrealized loss of NOK 510 million), an unrealized loss on loans of NOK 48 million, an unrealized gain on bonds under the Portfolio Hedge Agreement of NOK 1.1 billion and an unrealized loss of NOK 1.0 billion on the Portfolio Hedge Agreement itself. See note 2 to the accompanying financial statements for the breakdown of this line item.
The differences in net other operating income between the first half-year of 2008 and the first half-year of 2009 are presented in the table below.

	First half-year

(NOK millions)	2009	2008	Change

Commissions and income related to banking services	1	1	0

Commissions and expenses related to banking services	4	37	33

Net gains/(losses) on financial instruments at fair value	(472)	(253)	(219)

Other income	8	9	(1)

Net other operating income	(467)	(280)	(187)

Total operating expenses
Total operating expenses amounted to NOK 98 million in the first half-year of 2009, an increase of NOK 11 million from the equivalent period in 2008. The increase was mainly due to increased pension costs, IT-related expenses and consultancy expenses.
The key ratio Net operating expenses in relation to average assets was 0.07 percent in the first half-year of 2009, down 0.01 percent compared to the first half-year of 2008.
Profit/(loss) for the period
Total comprehensive income in the first half-year of 2009 was NOK 425 million, compared to a loss of NOK 11 million in the corresponding period in 2008. The increase was due to the mentioned increase in net interest income and a net gain from sale of Kommunekreditt.
Net gain from sale of Kommunekreditt was NOK 342 million. The sale was carried through based on carrying values of the subsidiary’s net assets as of March 31, 2009. These are the values that previously have been periodically consolidated into the Group’s financial statements. In the Eksportfinans parent company financial statements, however, the shares in Kommunekreditt have been accounted for at cost. The sale of the shares thus requires the recording of a gain to reflect the difference. See note 15 to the accompanying financial statements for a discussion of the effect of the sale of Kommunekreditt on profit.
Return on equity was positive 12.0 percent for the first half-year of 2009, compared to negative 0.8 percent for the equivalent period in 2008.
Profit from continuing operations was NOK 83 million in the first half-year of 2009, up from negative NOK 75 million for the first half-year of 2008.
The non-IFRS measure of profit from continuing operations excluding unrealized gains and losses on financial instruments, and the corresponding return on equity, is shown in the table below. These calculations may be of interest to investors because they assess the performance of the underlying business operations without the volatility caused by fair value fluctuations.
First half-year report 2009      7

Profit from continuing operations excluding unrealized gains and losses amounted to NOK 523 million for the first half-year of 2009. This was an increase of NOK 412 million from the corresponding period in 2008.

	First half-year

(NOK million)	2009	2008

Comprehensive income for the period in accordance with IFRS	425	(11)

Loss/(profit) for the period from discontinued operations	(342)	(64)

Net unrealized losses/(gains)	515	259

Unrealized gains/(losses) related to the Icelandic bank exposure included above 1)	96	0

Tax-effect 2)	(171)	(73)

Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	523	111

Return on equity based on profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	23.1%	6.6%

1)	Reversal of previously recognized loss (at exchange rates applicable at June 30, 2009)

2)	28 percent of the unrealized items above
Balance sheet
Total assets amounted to NOK 241.5 billion at June 30, 2009, compared to NOK 296.5 billion at December 31, 2008, and NOK 227.1 billion at June 30, 2008. The decrease in total assets in the first half-year of 2009 compared to year-end 2008 was mainly caused by the lower involvement in municipal lending and foreign exchange rate effects.
The portfolio of bonds covered by the Portfolio Hedge Agreement with the shareholders amounted to NOK 63.5 billion at June 30, 2009, compared to NOK 65.9 billion at June 30, 2008. The total amount of securities invested in commercial paper and bonds amounted to NOK 86.2 billion at June 30, 2009. The corresponding volume at June 30, 2008 was NOK 84.9 billion.
Debts incurred by issuing commercial paper and bonds came to NOK 208.3 billion at June 30, 2009. The corresponding figure at year-end 2008 was NOK 259.0 billion and NOK 211.4 billion at June 30, 2008.
The capital adequacy ratio was 12.7 percent at June 30, 2009, compared to 10.7 percent at the end of 2008, and 10.7 at June 30, 2008. The core capital adequacy ratio was 9.0 percent at June 30, 2009, and 7.2 percent at year-end 2008, and 7.8 percent at June 30, 2008. The increase was mainly due to increased core capital as a consequence of strong results in the first half-year of 2009. In addition, reduced risk-weighted assets caused by the lower involvement in municipal lending and foreign exchange rate effects influenced the capital adequacy.
Prospects for the second half-year 2009
Disbursements of export related loans are expected to remain high in the second half-year of 2009, mainly due to projects initiated before the financial crisis.
The situation in the international capital markets has improved in the second quarter of 2009. The improved market conditions reduce the one-off result effects of unrealized gains on Eksportfinans’ own funding, the earnings on liquid assets as well as gains on FX transactions. This may lead to unrealized losses in the second half-year, and will lead to unrealized losses in the accounts going forward. As a consequence of the sale of Kommunekreditt, Eksportfinans now intends to concentrate on export-related lending going forward.
Oslo, August 13, 2009
EKSPORTFINANS ASA
The Board of Directors
First half-year report 2009      8

Unaudited
Statement of comprehensive income (Eksportfinans ASA)

	Second quarter		First half-year

(NOK million)	2009	2008	2009	2008	Note

Interest and related income	1,811	2,805	4,241	5,569
Interest and related expenses	1,484	2,650	3,561	5,306

Net interest income	327	155	680	263

Commissions and income related to banking services	1	0	1	1
Commissions and expenses related to banking services	2	2	4	37
Net gains/(losses) on financial instruments at fair value	(2,977)	69	(472)	(253)	2
Other income	4	4	8	9

Net other operating income	(2,974)	71	(467)	(280)

Total net income	(2,647)	226	213	(17)

Salaries and other administrative expenses	37	40	80	72
Depreciation	5	4	9	9
Other expenses	4	4	9	6

Total operating expenses	46	48	98	87

Impairment charges on loans at amortized cost	0	0	0	0

Pre-tax operating profit/(loss)	(2,693)	178	115	(104)

Taxes	(754)	50	32	(29)

Profit/(loss) for the period from continuing operations	(1,939)	128	83	(75)

Income on investments in group companies, net of tax	0	0	0	64
Net gain from sale of group companies	342	0	342	0	15

Profit/(loss) for the period from discontinued operations	342	0	342	64

Other comprehensive income	0	0	0	0

Total comprehensive income	(1,597)	128	425	(11)	15

First half-year report 2009       9

Unaudited
Balance sheet (Eksportfinans ASA)

(NOK million)	30.06.09	31.12.08	30.06.08	Note

Loans and receivables due from credit institutions	68,014	90,044	85,910	4, 6, 7
Loans and receivables due from customers	64,254	57,993	41,947	5, 6, 7
Securities	86,161	108,137	84,934	8
Financial derivatives	15,720	27,294	10,942
Non-current assets held for sale	0	518	518	15
Deferred tax asset	0	0	196
Intangible assets	26	27	25
Fixed assets and investment property	211	216	216	9
Other assets	7,151	12,285	2,457	10

Total assets	241,537	296,514	227,145

Deposits by credit institutions	48	326	29
Borrowings through the issue of securities	208,322	259,041	211,430	11
Financial derivatives	19,779	18,372	9,691
Taxes payable	238	232	56
Deferred tax liabilities	861	928	0
Other liabilities	2,894	8,312	646	12
Accrued expenses and provisions	86	79	67
Subordinated debt	1,611	1,909	1,276
Capital contribution securities	403	445	468

Total liabilities	234,242	289,644	223,663

Share capital	2,771	2,771	2,771
Share premium reserve	177	177	177
Reserve for unrealized gains	3,104	3,104	137
Other equity	818	818	408
Comprehensive income for the period	425	0	(11)

Total shareholders’ equity	7,295	6,870	3,482	15

Total liabilities and shareholders’ equity	241,537	296,514	227,145

First half-year report 2009     10

Unaudited
Statement of changes in equity (Eksportfinans ASA)

		Share	Reserve
	Share	premium	unrealized	Other	Total
(NOK million)	capital 1)	reserve 1)	gains 1)	equity	equity	Note

Equity as at January 1, 2008	1,594	162	137	408	2,301

Issuance of new share capital	1,177	15	0	0	1,192
Total comprehensive income for the period	0	0	0	(11)	(11)

Equity as June 30, 2008	2,771	177	137	397	3,482

Equity as at January 1, 2009	2,771	177	3,104	818	6,870

Total comprehensive income for the period	0	0	0	425	425

Equity as at June 30, 2009	2,771	177	3,104	1,243	7,295	15

1)	Restricted equity
First half-year report 2009     11

Unaudited
Cash flow statement (Eksportfinans ASA)

	First half-year
(NOK million)	2009	2008

Pre-tax operating profit/(loss) from continuing operations	115	(104)

Provided by operating activities:
Accrual of contribution from the Norwegian government	(197)	(137)
Unrealized losses (reversal of unrealized losses) on financial instruments at fair value through profit or loss	297	259
Depreciation	9	9

Disbursement of loans	(57,076)	(11,159)
Principal collected on loans	68,124	9,325
Purchase of financial investments (trading)	(26,505)	(127)
Proceeds from sale or redemption of financial investments (trading)	36,375	1,808
Contribution paid by the Norwegian government	152	38
Taxes paid	(94)	(79)

Changes in:
Accrued interest receivable	(236)	(288)
Other receivables	4,107	(81)
Accrued expenses and other liabilities	(4,209)	893

Net cash flow from operating activities	20,862	357

Purchase of financial investments	(5,996)	(19,183)
Proceeds from sale or redemption of financial investments	4,175	4,646
Purchases of fixed assets	(4)	(3)

Net cash flow from investing activities	(1,825)	(14,540)

Change in debt to credit institutions	(249)	(279)
Proceeds from issuance of commercial paper debt	111,721	61,093
Repayments of commercial paper debt	(123,872)	(56,231)
Proceeds from issuance of bond debt	32,924	48,490
Principal payments on bond debt	(40,139)	(37,416)
Issuance of new share capital	0	1,177

Net cash flow from financing activities	(19,615)	16,834

Effect of exchange rates on cash and cash equivalents 1)	(446)	(40)

Net change in cash and cash equivalents 1)	(1,024)	2,611

Cash and cash equivalents 1) at beginning of period	6,667	693
Net change 2) in cash and cash equivalents 1) from discontinued operations	860	64
Cash and cash equivalents at beginning of period for discontinued operations	0	0

Cash and cash equivalents 1) at end of period	6,503	3,368

1)	Cash equivalents are defined as bank deposits with maturity less than 3 months.

2)	Changes are related to investing activities in Eksportfinans ASA.
First half-year report 2009      12

Unaudited
Notes to the accounts
1. Accounting principles
Previously, the condensed interim financial statements addressed both parent company and consolidated group. With the sale of Eksportfinans ASA’s (the Company) only, and fully owned subsidiary, Kommunekreditt Norge AS, there is no group, and only the parent company remains. Until the sale, the condensed interim financial statements of the parent company were prepared in line with simplified IFRS, as regulated under the Norwegian Accounting Act. The Group has been presented in accordance with International Financial Reporting Standards — (IFRS), in line with both IFRS as adopted by the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB).
After the sale, there is no group to consolidate, and the parent company’s condensed interim financial statements for the second quarter of 2009 have been prepared in accordance with IFRS, both as adopted by the EU and as issued by the IASB. The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
The change, from simplified IFRS to IFRS as adopted by the EU and as issued by the IASB, has resulted in one change in the financial statements of Eksportfinans ASA. Under simplified IFRS, dividends from Kommunekreditt Norge AS of NOK 64 million were recognized as income in Eksportfinans ASA’s parent company financial statements of 2007, as they were related to the profit in the subsidiary for that year. According to IFRS as issued by the IASB, Kommunekreditt Norge AS does not have an obligation related to the dividend, and no related income is recognized in Eksportfinans ASA, before the proposed amount is approved by the annual Council of Representatives, which is in the following year.
As a consequence of this change of principle, the comparative figures for Eksportfinans for 2008 are changed accordingly, and the dividend of NOK 64 million has been recognized as income (from discontinued operations) in the first half-year of 2008.
Certain new accounting standards and interpretations are applied for the first time in the condensed interim financial statements of 2009. These are described below:
•	IFRS 8 ‘Operating Segments’ replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. After the implementation of IFRS 8 the number of reportable segments changed from previous reporting when export lending and municipal lending were reported as separate segments, to also include securities as a separate reportable segment. See note 13.

•	Amendments to IAS 1 ‘Presentation of Financial Statements’ require all items of income and expense (including those accounted for directly in equity) to be presented in the future in a single statement (a ‘statement of comprehensive income’) or in two statements (a separate ‘income statement’ and ‘statement of other comprehensive income’). Comprehensive income includes all non-owner changes in equity, both those recognized in profit or loss and those recorded directly to equity. Eksportfinans presents all these items of income and expense in a single statement.

•	Improvements to IFRSs (annual improvement project) include accounting changes for presentation, recognition or measurement purposes, and changes involving terminology or editorial changes with minimal effect on accounting. The changes affect several standards.
As described in the annual financial statements of 2008, the main measurement principle of the Company’s loans is fair value. With the sale of Kommunekreditt Norge AS, the former group funding was terminated. A new loan of NOK 34.4 billion was provided. This loan is recognized in the loans and receivables category and measured at amortized cost.
The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements are in all other aspects the same as in Eksportfinans’ annual financial statements of 2008, as approved for issue by the Board of Directors on February 24, 2009. These policies have been consistently applied to all the periods presented.
Figures for interim periods are unaudited.
First half-year report 2009     13

Unaudited
2.	Net gains/(losses) on financial instruments at fair value
Net realized and unrealized gains/(losses) on financial instruments at fair value

	Second quarter		First half-year

(NOK million)	2009	2008	2009	2008

Securities	1	0	1	0
Financial derivatives	(22)	(1)	(37)	(13)
Foreign currencies	(1)	0	(7)	0
Other financial instruments at fair value	65	7	86	19

Net realized gains/(losses)	43	6	43	6

Loans and receivables 1)	162	(140)	(48)	(115)
Securities	755	(65)	1,026	(1,274)
Financial derivatives 2) 3)	(7,937)	(1,922)	(8,582)	(4,294)
Commercial paper debt	4	30	(165)	31
Bond debt	4,011	2,141	7,141	5,240
Subordinated debt and capital contribution securities	(9)	24	158	130
Foreign currencies	(1)	4	(59)	(1)
Other	(5)	(9)	14	24

Net unrealized gains/(losses)	(3,020)	63	(515)	(259)

Net realized and unrealizes gains/(losses)	(2,977)	69	(472)	(253)

Net unrealized gains/(losses) on securities

	Second quarter		First half-year
(NOK million)	2009	2008	2009	2008

Securities held for trading	545	(19)	557	(733)
Securities designated as at fair value at initial recognition	210	(46)	469	(541)

Total	755	(65)	1,026	(1,274)

1)	In 2008, an Icelandic bank unlawfully failed to reimburse Eksportfinans for three loans. As of December 31, 2008, related to this event, Eksportfinans had recognized an unrealized loss reflecting an estimated recovery rate of 5 percent of the principal amount. In the first half-year of 2009, the estimate has been reviewed, and the recovery rate is currently estimated to be 24 percent of the principal amount.

The effect of this was NOK 96 million (at exchange rates applicable at June 30, 2009).

2)	The Portfolio Hedge Agreement entered into in March 2008, further described in note 14 of this report, is included with a loss of NOK 1,042 million in the first half-year of 2009 and a gain of NOK 658 million in the first half-year of 2008.

3)	In the first quarter of 2009 the credit spreads of Eksportfinans’ own debt increased and resulted in a gain on bond debt of NOK 2.7 billion. In the second quarter this gain has reversed to a net unrealized loss of NOK 510 million. This is the main reason why, looking at the second quarter separately, there is a significant difference between the loss on derivatives and the corresponding gain on other financial instruments.
First half-year report 2009     14

Unaudited
3.	Capital adequacy
From January 1, 2008, capital adequacy is calculated in accordance with the Basel II regulations in force from the Norwegian Banking, Insurance and Securities Commission. The Company has adopted the standardized approach to capital requirements. For the Company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value.
Risk-weighted assets and off-balance sheet items

(NOK million)	30.06.2009		31.12.2008		30.06.2008

		Risk-		Risk-		Risk-
	Book	weighted	Book	weighted	Book	weighted
	value	value	value	value	value	value

Total assets	241,537	39,899	296,514	46,975	227,145	39,554
Off-balance sheet items		509		690		471
Operational risk		401		401		493
Total currency risk		208		79		105

Total risk-weighted value		41,017		48,145		40,623

The Company’s eligible regulatory capital

(NOK million
and in percent of risk-weighted value)	30.06.2009		31.12.2008		30.06.2008

Core capital 1)	3,700	9.0%	3,486	7.2%	3,162	7.8%
Additional capital 2)	1,508	3.7%	1,674	3.5%	1,180	2.9%

Total regulatory capital	5,208	12.7%	5,160	10.7%	4,342	10.7%

1)	Includes share capital, other equity, elements of capital contribution securities and deductions/additions

2)	Includes subordinated debt, the elements of capital contribution securities not included in core capital and deductions/additions
4.	Loans and receivables due from credit institutions

(NOK million)	30.06.09	31.12.08	30.06.08

Bank deposits	6,957	7,076	3,704
Other claims on banks 1)	218	835	(873)
Loans to Kommunekreditt Norge AS, nominal amount (also included in note 6)	34,352	58,858	61,296
Loans to other credit institutions, nominal amount (also included in note 6)	26,962	23,228	21,637
Accrued interest and adjustment to fair value on loans	(475)	47	146

Total	68,014	90,044	85,910

1)	Consists of net outstanding value of the hedge elements in agreements relating to loans acquired from banks.
The value of the loans acquired and the hedge instruments under the agreements are both classified as “Loans and receivables due from credit institutions” in accordance with IFRS because not substantially all risk and rewards have been transferred.
The Company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.
First half-year report 2009     15

Unaudited
5.	Loans to customers

(NOK million)	30.06.09	31.12.08	30.06.08

Loans due from customers, nominal amount (also included in note 6)	63,509	57,202	41,490
Accrued interest and adjustment to fair value on loans	745	791	457

Total	64,254	57,993	41,947

6.	Total loans
Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

(NOK million)	30.06.09	31.12.08	30.06.08

Loans due from Kommunekreditt Norge AS	34,352	58,858	61,296
Loans due from other credit institutions	26,962	23,228	21,637

Loans due from credit institutions	61,314	82,086	82,933
Loans due from customers	63,509	57,202	41,490

Total nominal amount	124,823	139,288	124,423

Commercial loans	89,370	107,737	102,515
Government-supported loans	35,453	31,551	21,908

Total nominal amount	124,823	139,288	124,423

Capital goods	22,527	19,931	13,940
Ships	34,482	31,631	23,262
Export-related and international activities *)	22,463	28,809	25,860
Direct loans to Norwegian local government sector	6,001	—	—
Loans to Kommunekreditt Norge AS	34,352	58,858	61,296
Municipal-related loans to other credit institutions	4,943	—	—
Loans to employees	55	59	65

Total nominal amount	124,823	139,288	124,423

*)	Export-related and international activities consist of loans to the following categories of borrowers:

(NOK million)	30.06.09	31.12.08	30.06.08

Oil and gas	487	606	1,091
Pulp and paper	0	4,933	4,005
Engineering and construction	27	30	25
Aluminum, chemicals and minerals	10	13	34
Aviation and shipping	92	106	80
Consumer goods	3,392	3,715	2,757
Banking and finance	8,548	8,875	8,262
Real estate management	5,426	5,569	5,582
IT and telecommunication	4,449	4,928	3,988
Other categories	32	34	36

Total nominal amount	22,463	28,809	25,860

First half-year report 2009     16

Unaudited
7. Loans past due or impaired

(NOK million)	30.06.09	31.12.08	30.06.08

Interest and principal instalment 1-30 days past due	30	10	13
Not matured principal on loans with payments 1-30 days past due	610	645	70

Interest and principal instalment 31-90 days past due	9	449	0
Not matured principal on loans with payments 31-90 days past due	59	207	9

Interest and principal instalment more than 90 days past due	447	11	4
Not matured principal on loans with payments more than 90 days past due	94	33	12

Total loans that are past due	1,249	1,355	108

Relevant collateral or guarantees received *)	761	910	108

Estimated impairments on loans valued at amortized cost	0	0	0

*)	A total of NOK 488 million relates to exposure towards Icelandic banks as of June 30, 2009, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value’.
Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the Company considers all other receivables to be secured in a satisfactory manner.
8. Securities

(NOK million)	30.06.09	31.12.08	30.06.08

Trading portfolio	48,549	63,514	26,734
Other securities at fair value through profit and loss	37,612	44,623	58,200

Total	86,161	108,137	84,934

9. Fixed assets and investment property

(NOK million)	30.06.09	31.12.08	30.06.08

Buildings and land at own use	130	132	132
Investment property	72	74	75

Total building and land	202	206	207

Other fixed assets	9	10	9

Total	211	216	216

10. Other assets

(NOK million)	30.06.09	31.12.08	30.06.08

Interim account 108-Agreement	612	591	324
Cash collateral provided	6,477	11,379	1,948
Delayed payment, securities not delivered from our custodian	48	306	175
Other	14	9	10

Total	7,151	12,285	2,457

11. Borrowings through the issue of securities

(NOK million)	30.06.09	31.12.08	30.06.08

Commercial paper debt	18,684	33,179	34,993
Bond debt	205,270	234,364	179,881
Accrued interest and adjustment to fair value on debt	(15,632)	(8,502)	(3,444)

Total	208,322	259,041	211,430

First half-year report 2009     17

Unaudited
12. Other liabilities

(NOK million)	30.06.09	31.12.08	30.06.08

Grants to mixed credits	338	388	260
Cash collateral received	2,391	7,850	270
Delayed payment, securities not deliveres to our custodian	138	0	74
Other short-term liabilities	27	74	42

Total	2,894	8,312	646

13. Segment information
The Company is divided into three business areas, export lending, municipal lending and securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans to Kommunekreditt Norge AS, in addition to loans directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt in connection with the sale of the subsidiary. The Company also has a treasury department, responsible for the Company’s funding. Income and expenses related to treasury are divided between the three business areas. This division is based on risk-weighted volume and volume.

	Export lending		Municipal lending		Securities
	First half-year		First half-year		First half-year
(NOK million)	2009	2008	2009	2008	2009	2008

Net interest income 1)	302	133	33	18	345	112

Commissions and income related to banking services 2)	1	0	0	0	0	0
Commissions and expenses related to banking services 2)	0	0	0	0	0	34
Net gains/(losses) on financial instruments at fair value 2)	96	0	0	0	(29)	(13)
Other income/(expenses) 2)	0	0	(6)	0	0	0
Income/expenses divided by volume 3)	28	8	19	8	35	9

Net other operating income	125	8	13	8	6	(38)

Total net income	427	141	46	26	351	74

Total operating expenses	51	42	19	19	28	27

Pre-tax operating profit/(loss)	376	99	27	7	323	47

Taxes	105	27	8	2	90	13

Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	271	72	19	5	233	34

1)	Figures are presented for Eksportfinans ASA.

2)	Income/(expenses) directly allocated to each division.

3)	Income/expenses in the treasury department, distributed to the business areas by volume.
First half-year report 2009     18

Unaudited
Reconciliation of segment profit measure to total comprehensive income

	First half-year
(NOK million)	2009	2008

Export lending	271	72
Municipal lending	19	5
Securities	233	34

Non-IFRS profit/(loss) for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	523	111

Profit/(loss) for the period from discontinued operations	342	64
Net unrealized gains/(losses) 1)	(611)	(259)
Tax effect 2)	171	73

Total comprehensive income	425	(11)

1)	For the first half-year of 2009, the net unrealized effects consist of net unrealized losses of NOK 515 million, and effect from reversal of NOK 96 million of previously recognized loss from exposure to an Icelandic bank (at exchange rates applicable at June 30, 2009.

2)	28 percent of the unrealized items above.
The segment information is in line with the management reporting.
14. Material transactions with related parties
The Company’s two largest shareholders, DnB NOR Bank ASA and Nordea Bank Norge AS, are considered to be related parties in accordance with IAS 24 Related Party Disclosures.

	Acquired		Guarantees	Guarantees	Portfolio Hedge
(NOK millions)	loans 1)	Deposits 2)	issued 3)	received4)	Agreement5)

Balance January 1, 2008	9,690	301	2,130	7,251	0
Change in the period	(467)	1,101	(373)	(342)	421

Balance June 30, 2008	9,223	1,402	1,757	6,909	421

Balance January 1, 2009	10,034	3,911	2,074	9,307	1,679
Change in the period	(692)	(1,699)	(670)	254	(978)

Balance June 30, 2009	9,342	2,212	1,404	9,561	701

All transactions with related parties are made on market terms.
1)	The Company acquires loans from banks. The loans are part of the company’s ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.

2)	Deposits made by the Company.

3)	Guarantees issued by the Company to support the Norwegian export industry.

4)	Guarantees provided to the Company from the related parties.

5)	Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the Company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants to the agreement. The balances show the related parties’ share of the fair value of the contract as of the balance sheet date.
In addition to the transactions reflected in the above table, Eksportfinans’ three major owner banks have extended a committed credit line of USD 4 billion for repo purposes to the Company. The facility has a twelve month maturity with the possibility of extension, and was extended in the second quarter of 2009. Eksportfinans has not yet utilized this credit facility.
First half-year report 2009     19

Unaudited
15. Effects on profit and equity from sale of Kommunekreditt
Decomposition of net gain from sale of group companies

(NOK million)	Profit/(loss)

Proceeds from sale of Kommunekreditt Norge AS	870
Book value of investment in parent company financial statements of Eksportfinans ASA 1)	(518)
Expenses related to sale of Kommunekreditt Norge AS	(10)

Net gain from sale of group companies	342

1)	Shares in Kommunekreditt Norge AS have been accounted for at cost in the financial statements of Eksportfinans ASA.
Eksportfinans ASA has sold all its shares in its only group company investment, Kommunekreditt Norge AS, in the second quarter of 2009. Due to this, no consolidated financial statements are presented as of June 30, 2009. The table below reconciles the movement from group equity presented as of December 31, 2008, to the equity of Eksportfinans ASA as of June 30, 2009.
Reconciliation of movement from group equity to equity of Eksportfinans ASA

(NOK million)	Profit/(loss)	Equity

Equity of the Eksportfinans group as of December 31, 2008		7,208

Total comprehensive income first half-year of 2009	425
Net loss/(gain) from sale of Kommunekreditt Norge AS	(342)

Results from continuing operations first half-year of 2009	83	83

Profit from discontinued operations first quarter of 2009 1)	13
Expenses related to sale of Kommunekredit Norge AS	(10)

Net result related to sale of Kommunekreditt Norge AS for the former group	3	3

Equity of Eksportfinans ASA as of June 30, 2009		7,295

1)	This is the result of Kommunekreditt AS for the first quarter of 2009 that was included in the group accounts for the first quarter of 2009 and presented as discontinued operations.
The result of continuing operations equals the activity in Eksportfinans ASA exclusive of the gain on sale of the subsidiary.
The sale of Kommunekreditt Norge AS was finalized on June 24, 2009, while the price of the shares was agreed to be the carried value of the net assets in Kommunekreditt’s financial statements as of March 31, 2009. Hence, when reconciling from the equity of the group, the only effect after March 31, 2009, is the expenses incurred related to the sale of the subsidiary.
First half-year report 2009     20